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                                                                    EXHIBIT 8.1


Board of Directors
Cope AG
Grundstrasse 14
6343 Rotkreuz
Switzerland





Zurich, July 29, 1998
hun/rre/prc





HARRIER/COPE REORGANIZATION


Gentlemen:

You have requested our opinion on the Swiss and German federal income tax consequences to the Cope shareholders resulting from the contemplated Harrier/Cope share exchange. It should be noted that Part IV of this opinion, addressing the tax consequences regarding the shareholders resident in Germany, has been prepared by our German colleagues (Ulrich Schaefer, Partner and Dieter Niehaves, Senior Manager, Ernst & Young Frankfurt).

The scope of this opinion is limited to the Swiss and German federal income tax issues discussed herein. This opinion does not address potential state or local tax considerations. The scope of our analysis is further summarized on pages 5-6.

    I)    FACTS

    Cope AG (hereinafter "Cope") is a Swiss corporation domiciled in the canton of Zug. Cope was formed in February 1991. The company owns two subsidiaries. The majority of the shares are held by few individual shareholders which are resident for tax purposes in either Switzerland or Germany.

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Harrier/Cope Reorganization
July 29, 1998
Page 2 of 6

     Harrier, Inc. (hereinafter "Harrier") is a Delaware Corporation organized in 1985. The outstanding shares of Harrier are owned by approx. 900 shareholders.

II)  CONTEMPLATED REORGANIZATION

     Pursuant to the terms and conditions of the Reorganization Agreement dated July 24, 1998, it is our understanding that Harrier will issue 2,862,000 shares (post-split) of the Company's US$ 0.001 par value common stock, representing 91.4% of the issued and outstanding capital shares of Harrier common stock (after giving effect to the closing), in exchange for the Cope shareholders' transfer of all of the issued and outstanding capital shares of Cope to Harrier. The number of Harrier common shares to be issued to each Cope shareholder will be based on each shareholder's pro rata share of the outstanding shares of Cope and will be determined by multiplying the total number of Harrier Shares (i.e., 2,862,000 shares (post-split) of Harrier common stock) by a fraction, the numerator of which is the total number of Cope shares owned by the individual Cope shareholder at the closing and the denominator of which is the total number of Cope shares issued and outstanding at the closing.

In connection with, and as a condition to, the Reorganization, Harrier will change its name to Cope Inc. and reverse split the outstanding shares of common stock of Harrier on a one for 58 basis.


III) SWISS TAX CONSEQUENCES TO THE COPE SHAREHOLDERS

A)   SCOPE OF DISCUSSION

     The following discussion summarizes the relevant Swiss federal income tax consequences of the Reorganization but does not purport to be a complete statement of all Swiss federal tax considerations that may apply to a particular shareholder and does not address any state, local, or foreign tax consequences. Shareholders are urged to consult with their own tax advisors with regard to the potential tax consequences of the Reorganization in light of their individual circumstances.


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Harrier/Cope Reorganization
July 29, 1998
Page 3 of 6

B)   FEDERAL INCOME TAX CONSEQUENCES

1)   SHARES ARE HELD AS A BUSINESS ASSET

     With regard to Cope shareholders that are required to maintain their own books(1) and keep their shares as business assets(2), such exchange of shares is generally considered as substitution of assets and should not give rise to any change in the book value (3). Accordingly, the book value of the shares held in Cope should be the book value for the shares in Harrier. Based on the foregoing, and subject to the limitations set forth below, we are of the opinion that the exchange of shares will not result in a capital gain or loss and accordingly will not have adverse income tax consequences for Cope shareholders that are required to maintain their own books.

     According to Art. 10 para. 2 of the Convention Between the United States of America and Switzerland for the Avoidance of Double Taxation with Respect to Taxes on Income of October 2, 1996 dividends distributed by U.S. companies to Swiss residents are subject to a withholding tax of 5% of the gross amount of the dividends if the beneficial owner is a company which holds directly at least 10% of the voting stock of the company paying the dividends and of 15% in all other cases.

------------------------------

     (1) As a general rule Swiss legal entities or Swiss individuals performing a business enterprise through a partnership or a sole proprietorship are required to maintain their own books. However, it should be noted that from a tax point of view the requirement to maintain their own books is used in a much broader sense. Basically, as soon as an individual performs an activity on a regular basis in order to achieve a profit such activity may be considered to be a commercial enterprise and the respective individuals are required to maintain their own commercial accounting records for tax purposes. Accordingly, gains derived in connection with such activities may be subject to income taxes (ref.: Decision of the Swiss Federal Court dated October 8, 1996 published in ASA 66 page 224 ff.).

     (2) However, again for tax purposes the wording "held as business assets" must be used in a broader term. In a number of court cases it was felt that e.g. an individual performing a commercial activity through a sole proprietorship primarily on behalf of a legal entity the shares held by the respective individual should be considered as a business assets. Accordingly, if such individual were to dispose of the shares, the capital gain realized thereon, would be recognized for tax purposes (ref.: Decision of the Administrative Court of the Canton of Zurich dated December 19, 1996).

     (3) "Book value" means the value at which the shares are recorded in the financial statements of the shareholder. The book value generally corresponds with the tax basis. However, the book value may deviate from the nominal value of the shares.


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Harrier/Cope Reorganization
July 29, 1998
Page 4 of 6

2)   SHARES ARE HELD AS PRIVATE ASSETS

     With regard to Cope shareholders that are Swiss individuals which hold the shares as private assets, generally the capital gain realized on the disposition of the securities is tax exempt. However, if a Swiss individual shareholder realizes through the exchange of shares an increase of the nominal value held, the increase could be recharacterized as a dividend distribution and therefore seen as taxable income.

     The shares in Cope have a nominal value of CHF 100. Based on the information available to us, 1 Cope share will be exchanged for 2,700 shares in Harrier. The shares in Harrier will have a nominal value of US$
     0.001. Accordingly, the exchange of shares will result in a decrease of the nominal value from CHF 100 per Cope share to CHF 4.05 (2,700 x 0.001 US$ = US$ 2.7 at an exchange rate of 1.5 = CHF 4.05) for the corresponding amount of shares in Harrier. Based on the foregoing, and subject to the limitations set forth below, we are of the opinion that the exchange of shares will not have adverse income tax consequences for the shareholders.

     According to Art. 10 para. 2 of the Convention Between the United States of America and Switzerland for the Avoidance of Double Taxation with Respect to Taxes on Income of October 2, 1996 dividends distributed by U.S. companies to Swiss individuals are subject to a withholding tax of 15% of the gross amount of the dividends.

C)   SUMMARY

     Based on the foregoing and subject to the limitations set forth below, we are of the opinion that the Reorganization will not result in the recognition of a gain or loss for Cope shareholders under Swiss federal income tax law. Nevertheless, shareholders being resident of Switzerland are urged to consult with their own tax advisors with regard to the potential tax consequences of the Reorganization in light of their individual circumstances.


IV)  GERMAN TAX CONSEQUENCES TO THE COPE AG SHAREHOLDERS

A)   SCOPE OF DISCUSSION

     The following discussion summarizes the relevant German federal income tax consequences of the Reorganization but does not purport to be a complete statement of all German federal tax considerations that may apply to a particular shareholder and does not address any state, local, or foreign tax consequences. Shareholders are urged to consult with their own tax advisors with regard to the potential tax consequences of the Reorganization in light of their individual circumstances.


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Harrier/Cope Reorganization
July 29, 1998
Page 5 of 6

B)   FEDERAL INCOME TAX CONSEQUENCES

    Cope management has represented that all German shareholders hold their respective interests as private assets, do not own and did not own in the past more than 25% of the Cope AG share capital and that the shares were purchased more than six months prior to this transaction. Furthermore, Cope management has represented that the Harrier Inc. shares to be received by the German shareholders will not exceed 25% of the share capital of Harrier Inc.

    Based on these representations no taxable capital gain or loss will be realized by the German shareholders upon this transaction.

    According to Art. 10 para. 2 (b) of the Convention Between the Federal Republic of Germany and the United States of America for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and to certain other Taxes of August 29, 1989 dividends distributed by a US company to German private portfolio shareholders are subject to a withholding tax of 15% of the gross dividend.


V)   SCOPE OF THE OPINION


     This opinion is not intended to be a comprehensive discussion of all the possible Swiss and German tax ramifications resulting from entering into the transaction described above. The scope of this opinion is expressly limited to the Swiss and German federal income tax issues discussed herein. An opinion has not been requested and none is provided with respect to any state or local tax issues. Further, this opinion is based on the facts, assumptions and representations stated herein. Any variations or differences in these facts, assumptions or representations may materially and adversely affect this opinion. Shareholders are urged to consult with their own tax advisors with regard to the potential tax consequences of the Reorganization in light of their individual circumstances.

     Our opinions are based on an analysis of the Swiss and German tax laws, regulations, rulings, and other tax authority which we deem relevant, as of the date hereof, and represent our interpretations of such authority. The foregoing are subject to change and any such change could have a retroactive effect such that the opinions expressed herein cannot be relied upon. If so, our views may be adversely affected and may not be relied upon. Further, ATAG Ernst & Young assumes no responsibility to update this opinion due to any such changes.


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Harrier/Cope Reorganization
July 29, 1998
Page 6 of 6

     The Swiss and German tax authorities have not issued advance rulings indicating whether they agree with these views, nor are those authorities bound by any opinions expressed herein with respect to any aspect of the transaction.

     This letter is intended solely for the benefit of Cope AG and its shareholders. It is not intended to be relied upon by third parties.


Should you have any questions regarding the above mentioned, please do not hesitate to contact us.


                                              Yours sincerely,

                                              ATAG Ernst & Young AG




                                    /s/ Markus F. Huber       /s/ Alfred Preisig
                                    Partner                              Partner